                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                ----------------


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934




                                   CAPRI CORP.
                 (Name of Small Business Issuer in Its Charter)


           MINNESOTA                                        41-1704533
(State or Other Jurisdiction of                             (I.R.S. Employer
 Incorporation or Organization)                             Identification No.)


2301 WEST 22ND STREET, SUITE 203, OAK BROOK, ILLINOIS       60523
(Address of Principal Executive Offices)                    (Zip Code)

                                 (630) 645-0145
                            Issuer's Telephone Number


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
                                      ----
                                (Title of Class)

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, $0.01 par value per share



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                                     PART I
                                 (ALTERNATIVE 2)

ITEM 6.  DESCRIPTION OF BUSINESS.

     GENERAL. Capri Corp. was incorporated in Minnesota in 1991, and is engaged in developing computer software that provides a specialized enterprise resource planning (S/ERP) solution to printed circuit board (PCB) manufacturers. The license rights to the use of the software are marketed and sold under the trademarks Paradigm(R) and Paradeim(R). In addition, the Company provides technical support and user training and distributes certain hardware and third party software. Capri Corp. carries on all of its business through its wholly-owned operating subsidiary, Cimnet Systems, Inc., formed in 1988, ("Cimnet") and Cimnet's subsidiaries, all of which are wholly-owned. The term "Company" is used herein to refer collectively to Capri Corp., Cimnet and Cimnet's subsidiaries. Capri Corp.'s common stock is currently quoted on the electronic "Pink Sheets" of the National Quotation Bureau and, upon the effectiveness of this Registration Statement, Capri Corp. intends to apply to have its common stock quoted on the NASD OTC Bulletin Board, where it was quoted prior to October, 1999.

     In 1988, the founders of the Company recognized the following:

     - The market conditions within the manufacturing software marketplace were creating an opportunity for highly specialized information systems designed around the PCB industry;

     - The increasing need for manufacturing organizations to become more efficient due to increasing global competition;

     - The increasing use of client/server platforms as opposed to mini/mainframe environments;

     - The increasing access to information processing due to the decreased cost of computing power; and

     - The lack of offerings within the marketplace for specialized information systems targeted to meet the needs of PCB manufacturing companies.

     The Company sought to capitalize on these conditions by offering Paradigm(R), one of the first information systems designed around client/server architecture running on Local Area Networks. Paradigm(R) incorporates advanced software technologies along with the latest manufacturing concepts such as "Total Quality Management" and "Just In Time" production scheduling and inventory control. Although the Paradigm(R) system falls primarily into the category of Manufacturing Resource Planning (MRP-II), it goes well beyond traditional MRP-II functionality by including features such as "intelligent engineering," statistical process control, plant maintenance, and real-time scheduling. The Company believes that this set of features and


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functionalities has provided the Company with a significant competitive advantage over other system suppliers.

     The Company is investigating additional marketing initiatives to support growth and long term viability. Strategies currently under consideration include diversification outside of the PCB industry and improving market share within the PCB industry, both geographically and through new product offerings.

     PRODUCTS AND SERVICES. The Company believes its flagship software product, Paradigm,(R) provides a fully integrated set of superior capabilities that improves speed, cost, efficiency, flexibility and visibility. Reducing cycle time, eliminating waste and inefficiency, tightening process controls, and achieving superior customer responsiveness are some of the critical success factors that are greatly influenced by the capabilities built into Paradigm(R).

     The Company has the ability to supply turnkey systems solutions which allow manufacturing companies to manage their business with a single information system. The components of the Company's offerings are:

  -  Software
  -  Installation, Training, and Consultation
  -  Software Maintenance
  -  Custom Programming Services
  -  Hardware and Network Services

         Software. Paradigm(R) supports state-of-the-art manufacturing concepts such as "Just in Time" and "Activity Based Management". The Company believes Paradigm(R) is the most advanced engineering, production, planning, and material control software ever developed for the PCB industry. Paradigm(R) is comprised of the following set of 20 integrated modules:

-  Data Control                              -  Sales Forecasting
-  Sales Control                             -  Lot/Serial Tracking
-  Material Control                          -  JIT Delivery Performance
-  Production Control                        -  Cycle-Time Performance
-  Master Scheduling                         -  Plant Maintenance
-  Financial Control                         -  Statistical Process Control
-  Intelligent Engineering                   -  EDI Interface
-  Report Generation                         -  RFQ Interface
-  Executive Information System              -  Shop Floor Monitor
-  Bar Coding and Data Collection            -  System Administration

     These modules are priced individually and licensed for a specific number of authorized users. Typical software license fees for a small installation (10 users) are approximately $100,000 while a large installation (100 users) may exceed $500,000.

     The Company has recently introduced Paradigm(R) LT - an entry-level system designed for smaller and emerging PCB manufacturing companies. This new product offers some of the



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basic core functionality at a lower cost to companies that in the past have been unable to consider installing the full Paradigm(R) system at their facilities. The Paradigm(R) LT product is limited to a maximum of 15 users with an average list price of $50,000.

     In addition to it's proprietary software Paradigm(R), the Company is an authorized reseller of products such as Oracle Corporation's Oracle(R) 7 Workgroup Server (TM) and Oracle(R) 7 Server Enterprise Edition (TM), Cognos(R)'s Impromptu(R) and Powerplay(R), Pervasive Software, Inc.'s P.SQL(R), NextPage, LC's Folio Views(R) and certain of Computerwise(R), Inc.'s shop floor data collection products.

     The Company devotes significant resources to creating enhancements to existing functionalities and to developing and expanding product offerings to its customers. During the fiscal years ended June 30, 1999 and June 30, 1998, the Company invested approximately $739,000 and $524,000, respectively, in research and development activities, of which approximately $380,000 and $227,000, respectively, was charged to expense. The remaining balances of $359,000 and $297,000, respectively, were capitalized and will be charged to expense in future periods.

         Installation, Training and Consultation. These services are provided as separate billable services for assisting customers with the implementation of the Paradigm(R) system. Additionally, the Company offers education covering manufacturing concepts and methodologies as well as technical issues. Training and consultation is typically provided at the customer location to provide hands-on assistance. Typical revenues for these services range from $10,000 for a small installation to more than $50,000 for a large installation. The Company believes the potential for generating additional revenues in this area is significant.

         Software Maintenance. Software maintenance is offered on a contractual basis to each customer licensing the Paradigm(R) software. The software maintenance entitles the customer to support and software enhancements. The annual maintenance fee is typically 15% of the software license fee.

         Custom Programming Services. Although the Company primarily offers a standard product to its customers, special custom programming services are available for developing interfaces to other systems. With an Asian operation based in India, the Company will have access to highly talented programmers at a much lower cost, creating an opportunity to expand its custom programming services.

     COMPETITION. Although the Company competes with other companies producing software written specifically for the PCB industry, the Company believes that its products are more comprehensive and its sales of software to the PCB manufacturing industry are significantly greater than any of these specialized competitors. In addition, the Company also competes with software programs of general manufacturing application and "home grown" non-integrated programs.

     Capital barriers to entry into competition with Paradigm(R) and other computer software programs being developed by the Company are low. In addition, many program development



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companies are larger and better financed than the Company. There is no barrier to such companies producing programs which would compete directly with those of the Company.

     REVENUE AND WORKING CAPITAL. The Company's revenues reflect a fluctuating revenue stream primarily due to the following:

     - The inability of the Company to control when a customer will enter into a license agreement with the Company;

     - The increasing complexity and cost of Paradigm(R) system installations due to an increasing need for information by the Company and the Company's continued penetration of the large user market;

     - The license agreements entered into by the Company, many of which carry terms and conditions that require the Company to recognize revenue over a period of time and only after certain conditions are met.

This combination of circumstances may cause revenues to appear to have fluctuated further when viewed in a single quarter, or when they are being compared to a corresponding prior period.

     Revenues derived from maintenance services are based on a percentage of installed software, and therefore provide a relatively stable and recurring revenue stream. For example, today these maintenance revenues substantially cover the support and administrative activities of the Company. The Company will continue to explore product offerings with a view towards stabilizing future revenue streams.

     The Company's principal assets are cash and accounts receivable, which are in turn used to fund payroll and growth. During the fiscal year ended June 30, 1999, and continuing into the current fiscal year, the Company has invested heavily in its professional staff, equipment and infrastructure while aggressively pursuing its commitment to a global growth strategy. In the current fiscal year, the Company has established subsidiaries in India and Hong Kong, formed strategic sales alliances with companies in Taiwan and Europe and is negotiating a Japanese distributorship relationship.

     Cash is generally received in periodic installments throughout the course of product installation, which leads to a need for increased working capital between such payment periods. Due to these cyclical fluctuations, the Company retains a significant amount of cash to fund ongoing growth and operations.

     Historically, the Company has invested its excess cash in cash equivalents through its bank. Beginning in this fiscal year, the Company has begun investing its excess cash in short term government bonds and high grade commercial paper, enabling it to spread and reduce investment risk while maximizing yield. The Company entered into a revolving credit agreement with the American National Bank and Trust Company of Chicago, dated October 30, 1999, which provides an open line of credit of up to five hundred thousand dollars ($500,000).



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This line of credit, which expires on October 30, 2000, provides for interest at one percent over the published prime rate of the bank on funds used and is secured by the assets of the Company and it's domestic subsidiary.

     EMPLOYEES AND LABOR RELATIONS. As of June 30, 1999, the Company had 33 employees. The Company believes that this staffing will be sufficient to manage the Company and carry out its current base of business. Staffing will need to be increased to meet future operational requirements The employees are not members of any collective bargaining unit. The Company believes that relations with its employees are good. There were no work stoppages in the fiscal year ended June 30, 1999 and none are expected in the fiscal year ending June 30, 2000.

     CUSTOMERS. Current customers of the Company include six of the ten largest PCB producers in the world today.

     MARKETING. The PCB industry generates approximately $36 billion in revenues worldwide and is growing steadily. The total number of manufacturers is close to 1500, which is almost equally divided among North America (US and Canada), Western Europe and Asia.

     The Company's fundamental marketing strategy has been to focus on a specific vertical segment within the manufacturing industry. The Company competes within the global manufacturing software market by providing goods and services that have industry specific capabilities. This approach has allowed the Company to gain market leadership in the targeted process flow manufacturing niche by providing products and services which meet the specific needs of manufacturers.

     In order to gain market share and visibility within the PCB industry the Company continues to attend numerous trade shows in North America, Europe, and Asia. Combined with a targeted ad campaign and selected mailings, the Company has been successful in selling its products to many PCB manufacturing companies around the world.

     The Company has entered into agreements with sales representatives to market and sell its products in Belgium, China, France, Germany, Hong Kong, Italy, Korea, Malaysia, Netherlands, Portugal, Scandinavia, Singapore, South Korea, Spain, Switzerland, Thailand and the United Kingdom. The remaining markets are being pursued mainly through direct sales efforts.

     The Company and certain of its customers have created an active Paradigm(R) Users Group which discusses product enhancements, future releases and new features. The users group conducts regularly scheduled conference calls and holds an annual meeting.

     With nearly 100 installed sites, the Company believes it is the leading systems supplier to the PCB market. Future marketing plans within the PCB market involve the following:

     - Marketing services to large PCB producers who have grown through acquisitions.



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     -    Addressing the large concentrations of PCB companies in Taiwan, Japan, and the emerging markets in China.

     FOREIGN OPERATIONS. The Company conducts its foreign operations through its subsidiaries. The subsidiary's sales and consulting efforts are augmented by certain strategic alliances with local companies in key market areas. These companies operate as contracted sales representatives for the Company and perform specific commissioned services within clearly defined territories.

     In the summer of 1991, the Company formed a wholly owned subsidiary, Cimnet Informationssysteme GmbH in Munich, Germany, to address the requirements of the European PCB market. Today, the Paradigm(R) system has been fully translated into German. Currently, Cimnet Informationssysteme GmbH is staffed with a highly technical, multi-lingual staff capable of installing, training, and supporting the Company's European customers.

     On July 3, 1999, the Company formed an Asian sales and support office based in Bangalore, India, incorporated as Cimnet Systems India Private Limited. This office will be the base for future growth within the Pacific Rim. In addition to providing a direct presence in the Asian market, India offers a highly talented workforce at a lower cost. Future plans include the potential of expanding product development capabilities into India.

     In November, 1999, the Company formed a wholly owned subsidiary in Hong Kong, to provide a local presence in the important PCB manufacturing community in the Far East. The Company has established sales representative relationships to serve the Far East marketplace and is negotiating a distributorship arrangement to serve the Japanese market. The Company plans to provide local professional, technical and installation support to its customers. Paradigm(R) is currently being translated into Chinese and Japanese.

     PATENTS, TRADEMARKS AND LICENSES. The Company's performance and its ability to compete are dependent, to a significant degree, on its proprietary products. The Company relies on a combination of copyright, trade secret and trademark laws, with parallel contractual provisions incorporated into the software license agreements in place with all customers, as well as proprietary rights assignment, confidentiality, non-disclosure, and non-compete agreements executed by employees and consultants as a means of establishing and protecting its proprietary interests. Paradigm(R), the registered U.S. trademark of Cimnet, was granted to Cimnet on January 26, 1993. In Germany, the software carries the registered trademark of Paradeim(R).

     In addition to its proprietary software Paradigm(R), the Company is an authorized reseller of certain other products compatible with Paradigm(R) and its use. No officer, director or employee of the Company or any of its operating subsidiaries holds any license or trademark that is critical to the operation of the Company.

     RISK FACTORS. The Common Stock of the Company involves a high degree of risk and is intended for long term investment. The following specific risk factors should be read in light of the more complete discussion elsewhere in this Registration Statement.



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         Dependence on One Product. The Company is currently marketing/licensing only one product, Paradigm(R). In addition to fees collected from licensing Paradigm(R), the Company also collects fees for support and maintenance, enhancement, and implementation of the software and training. There is no assurance that it will be able to successively develop or market any additional products or that it will be able to continue to successfully market its current product.

         Competition. The business of developing, marketing and licensing computer software programs is fiercely competitive and entry barriers into this business are relatively minimal. The vast majority of current and potential competitors of the Company are better capitalized, have greater name recognition, and are better staffed than the Company.

         No Dividends. The Company intends to retain all working capital for the growth of the Company and, as a result, has not, and does not intend to, pay any dividends within the foreseeable future.

         Dependence on Current Management. The Company depends upon the current management for the development and marketing of computer software programs. In particular, the loss of Mehul J. Dave or P. Balasubramanian would seriously hamper the operations and continued viability of the Company.

         Financial Position of the Company. The Company will have a continuing need for working capital in the future for the development of new computer software programs; however, the management of the Company has no definitive plans at this time for obtaining such working capital.

ITEM 7.  DESCRIPTION OF PROPERTY.

     The Company is headquartered in approximately 5300 square feet of leased space at 2301 West 22nd Street, Suite 203, Oak Brook, Illinois. The Company also leases office space in Munich, Germany, Bangalore, India and Hong Kong.

ITEM 8.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES.

     Below are the names, ages, positions with the Company and business experience for the last five years of the executive officers and directors of Capri Corp.








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        NAME                             POSITION                           AGE
        ----                             --------                           ---
Mehul J. Dave             President and Chairman of the Board of             44
                          Directors
P. Balasubramanian        Executive Vice President, Secretary,               43
                          Treasurer and Director
David L. Harris           Vice President (Cimnet)                            57
Robert W. Heller          Director                                           53
Thomas Mueller            Director                                           58
Jason W. Levin            Director                                           41

     MEHUL J. DAVE, Director, Chairman of the Board and President of the Company, from 1992 to present and President and Chief Executive Officer of Cimnet from 1988 to present. Mr. Dave holds a Masters Degree in Environmental Systems from Governors State University, a Bachelors Degree in Mechanical Engineering from Illinois Institute of Technology, and has completed coursework towards a Ph.D. in Space Physics at the University of Michigan. Mr. Dave is responsible for the overall operation of the Company including product development, marketing and sales, financing and accounting and administration.

     P. BALASUBRAMANIAN, Director, Executive Vice President, Secretary and Treasurer of Company, from 1992 to present; Vice President of Software Engineering of Cimnet, from 1988 to present. Mr. Balasubramanian holds a Masters Degree in Computer Science from Illinois Institute of Technology and a Bachelors Degree in Mechanical Engineering from Annamalai University. Mr. Balasubramanian is responsible for the development staff of software engineers of Cimnet.

     DAVID L. HARRIS, Vice President-Marketing, Sales and Services of Cimnet. Mr. Harris has been employed by the Company since 1998. From 1997 to 1998, Mr. Harris was a principal and owner of DLH & Associates, a consulting firm to the semiconductor, PWB and capital equipment industries. From 1995 to 1997, Mr. Harris was Vice President- Sales , Marketing and Services of Semitool, Inc, a seller of capital equipment to the semiconductor industry, and from 1983 to 1995, Mr. Harris was a General Manager in WR Grace's photopolymer systems business. Mr. Harris holds a Bachelor's Degree in Marketing and Economics from the University of Maryland and a Certificate in Business Management from MIT's Greater Boston Executive Program.

     ROBERT W. HELLER, Director of the Company, September, 1996 to present. Mr. Heller is currently an independent consultant. From 1998 to 1999, Mr. Heller was Vice President of Operations at Fieldworks, Inc. From 1996 to 1997, Mr. Heller was Chief Executive Officer of MiTech R&D Inc., and was Chief Executive Officer of Advance Circuits Inc. from 1994 to 1995. Mr. Heller holds a Masters Degree in Industrial Engineering from North Dakota State University and a Bachelors Degree in Industrial Administration from Purdue.



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     THOMAS MUELLER, Director of the Company, 1997 to present. Mr. Mueller has been Vice President of Finance since 1995 of Help/Systems, a manufacturer of operations automation software for the IBM AS/400 computer. Mr. Mueller is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and Minnesota Society of Certified Public Accountants. Mr. Mueller holds a Bachelors Degree in Accounting from the University of Minnesota.

     JASON W. LEVIN, Director of the Company, 1997 to present. Mr. Levin has been a partner in the law firm of Piper Marbury Rudnick & Wolfe, counsel to the Company, from 1998 to present and a partner in the law firm of Fagel & Haber, from 1989 to 1998. Mr. Levin is a director of Strube Celery and Vegetable Company, a corporation engaged in the wholesale distribution of fresh fruits and vegetables in the Midwestern United States, and a member of the Board of Managers of the Logan Square Club of the Boys and Girls Club of Chicago. Mr. Levin holds a Bachelor of Science Degree in Finance and a Juris Doctor degree from Indiana University.

     Each of the Company's directors were appointed to serve as directors on May 6, 1999, and each will hold office until the next annual meeting of shareholders. No director has resigned since May 6, 1999 and no director has declined to stand for re-election in 2000. Each of the Company's executive officers were elected on May 6, 1999, and each will hold office until the next annual board of directors meeting. The term of office of each director expires at each annual meeting of shareholders and upon the election and qualification of his successor. Except for Messrs. Dave, Balasubramanian, and Harris, who are subject to contracts of employment with the Company, there are no arrangements with any director or officer regarding any election or appointment to any office of the Company.

     There are no family relationship between any director or executive officer of the Company. No director, executive officer or significant employee of the Company, during the prior five years, (i) has filed a petition under the Bankruptcy Act or any State insolvency law or has had the same filed against him, or has had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing; or (ii) has been convicted in a criminal proceeding.

ITEM 9.  REMUNERATION OF DIRECTORS AND OFFICERS.

     The following table sets forth (i) the aggregate remuneration of each of the three highest paid persons who are officers or directors of the Company during the Company's last fiscal year (the "Named Parties") and (ii) the aggregate remuneration of all officers and directors of the Company as a group.





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         NAME OF INDIVIDUAL OR            CAPACITIES IN WHICH         AGGREGATE
           IDENTITY OF GROUP           REMUNERATION WAS RECEIVED    REMUNERATION
           -----------------           -------------------------    ------------

     Mehul J. Dave                     President                      $242,022
     P. Balasubramanian                Secretary/Treasurer            $177,767
     David L. Harris                   Vice President (Cimnet)        $ 57,936
     All Officers and Directors as
     a Group (6)                                                      $479,725

     The above table includes all cash remuneration and is presented on an accrual basis. The Company also pays certain automobile expenses and life insurance premiums for Messrs. Dave and Balasubramanian. Each of Messrs. Dave, Balasubramanian and Harris has an employment agreement with the Company which provides for a variable annual salary and bonus. All outside directors, except Mr. Levin, receive $1,000 for each regular Board of Directors meeting attended and $400 for each special Board of Directors Meeting attended.

ITEM 10. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS.

     (a) The following table sets forth information as to the record ownership of the Company's Common Stock by the (i) Named Parties, (ii) the officers and directors as a group and (iii) each person who owns more than 10% or more of Capri Corp.'s Common Stock.

         NAME OF OWNER(1)             AMOUNT OWNED         PERCENT OF CLASS
         -------------                ------------         ----------------
     Mehul J. Dave                     4,745,000                 38.6
     P. Balasubramanian                1,375,000                 11.2
     All Officers and
     Directors as a Group (6)          6,582,000                 53.6

     (1) The address of each of Messrs. Dave and Balasubramanian is 2301 West 22nd Street, Suite 203, Oak Brook, Illinois.

     (b) The following table sets forth information as to options, warrants and other rights to purchase Common Stock held by the Named Parties:

                                    AMOUNT OF COMMON
                                STOCK SUBJECT TO OPTIONS,    EXERCISE PRICE
           NAME OF OWNER           WARRANTS OR RIGHTS           PER SHARE
           -------------           ------------------           ---------
         Mehul J. Dave                  100,000                  $0.044
         P. Balasubramanian             150,000                  $0.044
         David L. Harris                300,000(1)               $0.60

     (1) 75,000 currently exercisable. The remaining 225,000 options vest in 3 equal annual installments.


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ITEM 11. INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

     Jason W. Levin, a director of the Company, is a partner in the law firm of Piper Marbury Rudnick & Wolfe, counsel to the Company. With the exception of Mr. Levin's indirect interest, during the last two years, the Company has not engaged in any material transaction, and there is no presently proposed transaction, in which any director, officer or principal security holder of the Company, any nominee for election as a director of the Company, any director or officer of any subsidiary of the Company, or any relative or spouse of any of the foregoing, had or is anticipated to have a direct or indirect material interest.

ITEM 12. SECURITIES BEING REGISTERED.

     Common Stock is the only class of shares of the Company currently authorized, issued, and outstanding. The following sets forth certain material terms of the Common Stock.

     VOTING RIGHTS. The holder of a share of Common Stock is entitled to one vote for all purposes. Cumulative voting is not permitted in the election of directors. Accordingly, the holders of more than 50% of all of the outstanding shares of Common Stock may elect all of the directors. Significant corporate transactions such as amendments to the Certificate of Incorporation, mergers, sale of assets and dissolution or liquidation of the Company requires the approval by the affirmative vote of the holders of at least a majority the outstanding shares of Common Stock. Other matters to be voted upon by the holders of Common Stock normally require the affirmative vote of a majority of the shares present at the particular shareholders meeting.

     DIVIDEND RIGHTS. The holder of a share of Common Stock is entitled to participate pro rata in dividends paid by the Company, which may be declared, from time to time, by the Board of Directors out of funds of the Company legally available for the payment of dividends. The declaration in the future of any cash or stock dividends will be at the discretion of the Board of Directors and will depend upon the earnings, capital requirements, and financial position of the Company, general economic conditions, and other pertinent factors. There is no assurance that any dividends will be paid in the near future as the Company has no present plans to pay dividends. Receipt of dividends may also be subject to claims of any preferred stock issued by Capri Corp. Capri Corp. is presently not authorized to issue preferred stock and has no present plans to obtain such authorization.






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     LIQUIDATION RIGHTS. Each share of Common Stock shares pro rata with each other share of Common Stock in any distribution in any liquidation of the Company. Such rights will be subject to the prior claims of creditors of the Company.

     PREEMPTIVE RIGHTS, CONVERSION RIGHTS, REDEMPTION PROVISIONS, SINKING FUND PROVISION AND LIABILITY TO FURTHER CALLS AND ASSESSMENTS. There are no preemptive or conversion rights, redemption provisions, or sinking fund provisions relating to the Common Stock. All currently outstanding shares of Common Stock are fully paid and nonassessable. The rights of holders of the existing class of Common Stock may in the future become subject to prior and superior rights and preferences in the event the Board of Directors establishes one or more classes or series of capital stock of the Company. The Board of Directors has no present plan to establish any such class or series.














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                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         Since October 8, 1999, the Common Stock has been quoted on the electronic "pink sheets" of the National Quotation Bureau under the symbol "CAPI". From September 20, 1991 through October 7, 1999, the common stock was quoted on the NASD OTC Bulletin Board, also under the symbol "CAPI". The following table provides the quarterly high and low bids per share of Common Stock reported on the pink sheets or the OTC Bulletin Board, as applicable. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. No distributions have been declared on the Common Stock.
The Company has a June 30 fiscal year end.

                                                        HIGH           LOW
                                                        ----           ---
         FISCAL 1998
         -----------
         First Quarter                                  $.31           $.23
         Second Quarter                                  .31            .24
         Third Quarter                                   .27            .13
         Fourth Quarter                                  .31            .15

                                                        HIGH           LOW
                                                        ----           ---
         FISCAL 1999
         -----------
         First Quarter                                  $.19           $.13
         Second Quarter                                  .40            .16
         Third Quarter                                   .70            .40
         Fourth Quarter                                  .69            .50

                                                        HIGH           LOW
                                                        ----           ---
         FISCAL 2000
         -----------
         First Quarter                                  $.94           $.49
         Second Quarter (through December 9, 1999)       .50            .25

         As of October 31, 1999, the Company's transfer agent reported 316 record holders of the Common Stock.

ITEM 2.     LEGAL PROCEEDINGS.

         In September, 1999, the Company's wholly-owned subsidiary, Cimnet Systems, Inc., received a letter on behalf of Cimnet, Inc., alleging Cimnet's use of its tradename, Cimnet Systems, Inc., appeared to present a source of harm to Cimnet, Inc. While Cimnet is still investigating the allegation of Cimnet, Inc., Cimnet believes it has superior rights in its tradename, Cimnet Systems, Inc., to those rights, if any, of Cimnet, Inc. To the Company's knowledge, no legal process has been instituted by Cimnet, Inc. against Cimnet with respect to this matter.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES.

         During the last three year period, the following unregistered sales of Common Stock were made by the Company. The following table sets forth the individuals, the date purchased, and the number of shares. All transactions were for exercised stock options. The Company relied on the exemptions provided by
Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Rule 701 promulgated under the Securities Act in making these unregistered sales.

                              DATE OF              NUMBER         EXERCISE PRICE
            NAME              EXERCISE            OF SHARES          PER SHARE
            ----              --------            ---------          ---------
       John Kim             July, 1996             150,000             $0.04
       Harish Padukone      January, 1997           20,000             $0.04
       Bryce Crapse         August, 1997            30,000             $0.35
       Harish Padukone      January, 1999           10,000             $0.04

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 302A.521 of the Minnesota Statutes permits indemnification of officers and directors of domestic or foreign corporations under certain circumstances and subject to certain limitations. Capri Corp.'s Certificate of Incorporation and Bylaws contain provisions for indemnification of the Company's directors, officers, and employees consistent with the provisions of Section 302A.521 of the Minnesota Statutes.

                                    PART F/S

The following financial statements of the Company are included herein:

AUDITED ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

(a)  Independent Auditor's Report

(b)  Consolidated Balance Sheets

(c)  Consolidated Statements of Operations

(d)  Consolidated Statements of Stockholders' Equity

(e)  Consolidated Statements of Cash Flows

(f)  Notes to Consolidated Financial Statements

UNAUDITED INTERIM FINANCIAL STATEMENTS

(a)  Consolidated Balance Sheet as of September 30, 1999

(b) Consolidated Statements of Income for the Three Months ended September 30, 1999 and 1998

(c) Consolidated Statements of Stockholders' Equity for the Three Months ended September 30, 1999 and 1998

(d) Consolidated Statements of Cash Flows for the Three Months ended September 30, 1999 and 1998

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors of
Capri Corp.
Oak Brook, Illinois


We have audited the consolidated balance sheets of Capri Corp. and Subsidiary as of June 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capri Corp. and Subsidiary as of June 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                       /s/ Klesman, Halper & Co., P.C.





August 20, 1999

                           Capri Corp. and Subsidiary
                           Consolidated Balance Sheets
                             June 30, 1999 and 1998




                                     Assets

                                                                        1999                 1998
                                                                        ----                 ----
Current Assets:
  Cash and cash equivalents                                         $ 1,769,628           $ 1,225,667
  Trade receivables, net of allowance
    for doubtful accounts of $192,639
    in 1999 and $123,244 in 1998                                      2,083,508             1,770,384
  Other Current Assets                                                   33,671                28,031
                                                                    -----------           -----------
          Total current assets                                        3,886,807             3,024,082

Fixed assets, net                                                       293,415               270,019
Unamortized software development costs                                  638,288               442,000
Other assets                                                             98,000                  --
                                                                    -----------           -----------
          Total assets                                              $ 4,916,510           $ 3,736,101
                                                                    ===========           ===========

                      Liabilities and stockholders' equity

Liabilities:
  Current liabilities:
    Accounts payable                                                $     8,339           $    59,271
    Accrued expenses                                                    458,964               214,002
    Customer advances and deferred sales                                204,000               229,056
    Other current liabilities                                           516,469               385,581
                                                                    -----------           -----------
          Total current liabilities                                   1,187,772               887,910

  Non-current liabilities:
    Deferred income taxes                                               207,534               154,877
                                                                    -----------           -----------
          Total liabilities                                           1,395,306             1,042,787
                                                                    -----------           -----------
Stockholders' equity:
  Common stock                                                          122,853               122,753
  Additional paid-in capital                                          1,197,538             1,197,238
  Retained earnings                                                   2,269,577             1,425,376
  Foreign currency translation                                          (68,764)              (52,053)
                                                                    -----------           -----------
           Total stockholders' equity                                 3,521,204             2,693,314
                                                                    -----------           -----------
           Total liabilities and
             stockholders' equity                                   $ 4,916,510           $ 3,736,101
                                                                    ===========           ===========



                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                           Capri Corp. and Subsidiary
                      Consolidated Statements of Operations
                       Years Ended June 30, 1999 and 1998


                                                 1999                 1998
                                                 ----                 ----

Sales revenue:
  Hardware                                   $   198,240           $   144,245
  Software                                     3,050,175             1,409,078
  Software maintenance                         1,314,761             1,083,741
  Other                                          816,897               359,145
                                             -----------           -----------
     Total sales revenue                       5,380,073             2,996,209

Cost of sales                                  1,940,882             1,190,867
                                             -----------           -----------
     Gross profit                              3,439,191             1,805,342

Selling and marketing expenses                   695,433               532,974
General and administrative expenses            1,419,370               846,091
                                             -----------           -----------
     Operating income                          1,324,388               426,277
                                             -----------           -----------
Other income (expense):
  Interest income                                 81,194                66,658
  Other income (expense)                         (19,439)                7,292
                                             -----------           -----------
     Total other income (expense)                 61,755                73,950
                                             -----------           -----------
     Income before income taxes                1,386,143               500,227

Income taxes                                     541,942               208,051
                                             -----------           -----------
     Net income                              $   844,201           $   292,176
                                             ===========           ===========

Earnings Per Share:
  Basic                                      $      0.07           $      0.02
                                             ===========           ===========
  Diluted                                    $      0.06           $      0.02
                                             ===========           ===========


                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                           Capri Corp. and Subsidiary
                 Consolidated Statements of Stockholders' Equity
                       Years Ended June 30, 1999 and 1998


                                              Stock
                                       -------------------     Additional                 Foreign
                                       Common                   Paid-in      Retained     Currency
                                       Shares       Amount      Capital      Earnings    Translation
                                       ------       ------      -------      --------    -----------
Balance, June 30,
  1997                               12,225,257   $  122,253   $1,186,438   $1,133,200   $  (40,379)

  Net income                                 --           --           --      292,176           --

  Translation ad-
    justment re-
    sulting from
    exchange rate
    changes and
    intercompany
    transactions                             --           --           --           --      (11,674)

  Common stock
    issued                               50,000          500       10,800           --           --
                                     ----------   ----------   ----------   ----------   ----------
Balance, June 30,
  1998                               12,275,257      122,753    1,197,238    1,425,376      (52,053)

  Net income                                 --           --           --      844,201           --

  Translation ad-
   justment re-
   sulting from
   exchange rate
   changes and
   intercompany
   transactions                              --           --           --           --      (16,711)

  Common stock
    issued                               10,000          100          300           --           --
                                     ----------   ----------   ----------   ----------   ----------
Balance, June 30,
1999                                 12,285,257   $  122,853   $1,197,538   $2,269,577   $  (68,764)
                                     ==========   ==========   ==========   ==========   ==========



                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                           Capri Corp. and Subsidiary
                     Consolidated Statements of Cash Flows
                       Years Ended June 30, 1999 and 1998


                                                         1999                 1998
                                                         ----                 ----
Cash flows from operating activities:
  Net income                                         $   844,201           $   292,176
                                                     -----------           -----------
  Adjustments to reconcile net income
    to net cash provided by (used in)
    Operating activities:
      Depreciation and amortization                      294,682               213,121
      Provision for bad debts                            123,869               159,198
      Loss on sale or disposal of equipment                4,626                 1,298
      Foreign currency translation
        adjustment                                       (15,932)              (11,071)
      (Increase) decrease in:
        Receivables                                     (436,993)             (842,594)
        Unamortized software development
          costs                                         (409,000)             (347,000)
        Other current assets                             (10,640)              (19,174)
        Other assets                                     (60,000)                 --
      Increase (decrease) in:
        Accounts payable                                 (50,932)              (49,480)
        Deferred sales                                   (25,056)              103,556
        Accrued expenses                                 244,962                42,381
        Other current liabilities                          6,201                 3,703
        Accrued and deferred income
          taxes payable                                  176,942                70,154
                                                     -----------           -----------
          Total adjustments                             (157,271)             (675,908)
                                                     -----------           -----------
          Net cash provided by (used in)
            operating activities                         686,930              (383,732)
                                                     -----------           -----------
Cash flows from investing activities:
  Advance to India company                               (33,000)                 --
  Purchase of fixed assets                              (110,369)              (87,877)
                                                     -----------           -----------
          Net cash used in investing
            activities                                  (143,369)              (87,877)
                                                     -----------           -----------
Cash flows from financing activities:
  Issuance of common stock                                   400                11,300
                                                     -----------           -----------
          Net cash provided by financing
            activities                                       400                11,300
                                                     -----------           -----------
          Net increase (decrease) in cash
            and cash equivalents                         543,961              (460,309)

Cash and cash equivalents, beginning
  of year                                              1,225,667             1,685,976
                                                     -----------           -----------
Cash and cash equivalents, end of
  year                                               $ 1,769,628           $ 1,225,667
                                                     ===========           ===========



                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                           Capri Corp. and Subsidiary
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 1999 and 1998


Note 1.  Summary of significant accounting policies

               Principles of consolidation

               The consolidated financial statements include the accounts of Capri Corp. (the "Company") and its subsidiary, after eliminating material intercompany balances and transactions. The subsidiary consists of Cimnet Systems, Inc. and its wholly-owned foreign subsidiary, Cimnet Informationssysteme GmbH, a German corporation.

               Basis of accounting

               The Company recognizes income and expense on the accrual basis for financial reporting purposes. Revenue from the development and sale of computer software license rights is recognized as the software is delivered to the particular customer's site. Revenue from the sale of computer hardware and other services is recognized at the time of delivery of the products and services.

               The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

               Industry operations

               The Company's subsidiaries are in the business of developing computer software and then selling the license rights for the use of its software product. In addition, the subsidiaries distribute computer hardware and provide technical support and training for their software product. The computer software is primarily designed for companies engaged in the manufacture of printed circuit boards. The subsidiaries grant credit to their customers who are located throughout the world.

               Cash and cash equivalents

               For purposes of the consolidated balance sheets and consolidated statements of cash flows, the Company considers demand deposits and eurodollar overnight and time deposits with maturities of three months or less to be cash and cash equivalents.

               At June 30, 1999, cash and cash equivalent deposits exceeded federally insured limits by approximately $1,500,000. In addition, approximately $118,000 of the balance of cash and cash equivalents is held in foreign bank accounts.

               Trade receivables

               An allowance for doubtful accounts is established, through a provision charged to expense, when management believes that the collectibility of an account receivable is unlikely.

                           Capri Corp. and Subsidiary
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 1999 and 1998




Note 1.  Summary of significant accounting policies (continued)

               Software development costs

               The Company capitalizes certain personnel and related costs that are incurred in the development of new software components for its computer software products. The Company's policy is to amortize capitalized software costs by the greater of (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product, or (b) the straight-line method over the remaining estimated economic life of the product including the period being reported upon. It is reasonably possible that the estimates of anticipated future gross revenues, the remaining estimated economic life of the product, or both, will be reduced significantly in the near term. As a result, the carrying amount of the capitalized software costs may be reduced materially in the near term.

               During 1999 and 1998, the amortization of software development costs was approximately $213,000 and $141,000, respectively, and was included in cost of sales in the accompanying consolidated statements of operations.

               In addition, research and development costs amounting to approximately $380,000 and $227,000 in 1999 and 1998, respectively, have been included in cost of sales in the accompanying consolidated statements of operations.

               Fixed assets, net

               Fixed assets are stated at cost less an allowance for depreciation, which is computed using the double-declining balance and straight-line methods for equipment, and the straight-line method for purchased computer software, over the estimated useful lives of the assets as indicated in the following tabulation:

                                                          Years
                                                          -----
                         Office equipment                   5
                         Computer hardware                  5
                         Computer software                 3-4
                         Office furniture and fixtures      7


               Income taxes

               Income taxes are provided for the tax effects of the transactions reported in the consolidated financial statements, and consist of taxes currently due plus deferred taxes related to differences between financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

                           Capri Corp. and Subsidiary
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 1999 and 1998




Note 1.  Summary of significant accounting policies (continued)

         Foreign currency translation

         Assets and liabilities of the foreign subsidiary are translated at the current exchange rate, and income statement items are translated at the average exchange rate. Resulting translation adjustments are recorded as a separate component of stockholders' equity.


Note 2.  Fixed assets, net

         Fixed assets at June 30, 1999 and 1998 are as follows:


                                           1999                1998
                                           ----                ----
Office equipment                        $  80,437           $  74,946
Computer hardware and software            355,197             481,278
Office furniture and fixtures             110,018             110,018
                                        ---------           ---------
                                          545,652             666,242
Accumulated depreciation                 (252,237)           (396,223)
                                        ---------           ---------
                                        $ 293,415           $ 270,019
                                        =========           =========


         Depreciation and amortization expense was $81,970 and $71,793 for the years ended June 30, 1999 and 1998, respectively.


Note 3.  Income taxes

         The provision for income taxes consists of the following:

                                                   1999                1998
                                                   ----                ----
         Income tax expense (benefit):
             Current:
               Federal                          $ 374,214           $ (62,001)
               State                               86,768             (11,033)
               Foreign                             (5,390)                 --
             Deferred:
               Federal                             69,870             232,264
               State                               16,480              48,821
                                                ---------           ---------
                 Total income taxes             $ 541,942           $ 208,051
                                                =========           =========

         Deferred income taxes are a result of the Company's recognition of income and expense on the accrual basis for financial reporting purposes and on the cash basis for income tax reporting purposes, and differences related to the depreciation methods and lives used for financial reporting and income tax reporting.

                           Capri Corp. and Subsidiary
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 1999 and 1998


Note 3.  Income taxes (continued)

         The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily because of state income taxes, net of the federal tax benefit.

         The net deferred tax liability in the accompanying consolidated balance sheets includes the following components:


                                                      1999                   1998
                                                      ----                   ----
              Deferred tax liabilities            $(1,030,308)          $  (872,438)
              Deferred tax assets                     286,321               214,800
                                                  -----------           -----------
              Net deferred tax liability          $  (743,987)          $  (657,638)
                                                  ===========           ===========

Note 4.  Stockholders' equity

         The Company's certificate of incorporation authorizes 20,000,000 shares of common stock and 10,000,000 shares of undesignated stock, each with a par value of $.01. As of June 30, 1999 and 1998, there were 12,285,257 and 12,275,257 shares of common stock issued, respectively. There were no shares of undesignated stock issued as of June 30, 1999 and 1998.

Note 5.  Operating leases

         The Company has entered into operating leases for its office facilities, and these leases are scheduled to expire in the coming fiscal year. Total rental expense for the operating leases was $110,821 and $98,215 for the years ended June 30, 1999 and 1998, respectively.

         There is approximately $78,000 of minimum rental payments remaining in the next fiscal year under these operating leases.

Note 6.  Profit sharing plan

         Cimnet Systems, Inc. has a qualified profit sharing retirement plan with a 401(k) deferred compensation provision for all of its eligible U.S. employees. The 401(k) portion of the Plan calls for employer contributions of 50% of the amounts contributed by the employee, limited to 3% of each eligible employee's wages. The Plan also provides for discretionary employer profit sharing contributions as determined annually by the Company's Board of Directors. Contributions charged to operations for the Plan amounted to approximately $41,000 for 1999 and $36,000 for 1998.

                           Capri Corp. and Subsidiary
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 1999 and 1998




Note 7.  Major customer

         For the year ended June 30, 1999, sales to a major customer amounting to more than 10% of total sales was $883,000. The accounts receivable balance for the major customer was $308,000 as of June 30, 1999. During 1998, sales to major customers were $380,000 and accounts receivable balances to major customers were $513,000 as of June 30, 1998.


Note 8.  Other cash flow information

         Income taxes paid during the years ended June 30, 1999 and 1998 were $365,000 and $137,851, respectively. There were no cash payments for interest during 1999 or 1998.


Note 9.  Common stock option plans

         The Company adopted incentive and nonqualified stock option plans for certain directors and employees beginning on October 1, 1995. The incentive stock option plan is intended to qualify under Section 422 of the Internal Revenue Code. Under the terms of the plan, options to purchase common stock are granted at not less than the estimated fair market value at the date of the grant and are exercisable during specified future periods.

         A summary of the stock option transactions are as follows:


                                                       1999                     1998
                                               ---------------------    ---------------------
                                                           Weighted                 Weighted
                                                            Average                  Average
                                               Number of     Price      Number of     Price
                                                Shares     Per Share     Shares     Per Share
                                                ------     ---------     ------     ---------
               Balance, beginning
                 of year                        635,000    $  .1319      639,000    $  .1236
               Granted                          135,834       .3699       46,000       .3500
               Exercised                        (10,000)      .4000      (50,000)      .2260
               Canceled or
                 expired                              -                        -
                                                -------                  -------
               Balance, end of
                 year                           760,834       .1761      635,000       .1319
                                                =======                  =======


         As of June 30, 1999, there were 641,834 shares which are exercisable. The expiration dates for these stock options range from October, 2000 through April, 2004.

                           Capri Corp. and Subsidiary
                   Notes to Consolidated Financial Statements
                       Years Ended June 30, 1999 and 1998


Note 10. Available line of credit

         At June 30, 1999, the Company had $150,000 of credit available under a line of credit arrangement. Any amounts drawn against this line of credit would require monthly payments of interest on the unpaid balance at a rate of one percent over the bank's prime lending rate. The line of credit is collateralized by the cash and cash equivalents of Cimnet Systems, Inc., the Company's subsidiary, and is due on demand.


Note 11. Earnings per share

         A reconciliation of net income and shares outstanding relating to the calculation of basic and diluted earnings per share follows:


                                                                             Per-share
                                                 Income        Shares          amount
                                                 ------        ------        ---------
         For the year ended June 30, 1999:

         Basic earnings per share              $  844,201     12,279,449     $    0.07
                                                                             =========
         Effect of Dilutive Securities:
           Stock Option Plan                           --        766,642
                                               ----------     ----------
         Diluted earnings per share            $  844,201     13,046,091     $    0.06
                                               ==========     ==========     =========
         For the year ended June 30, 1998:

         Basic earnings per share              $  292,176     12,257,065     $    0.02
                                                                             =========
         Effect of Dilutive Securities:
           Stock Option Plan                           --        653,192
                                               ----------     ----------
         Diluted earnings per share            $  292,176     12,910,257     $    0.02
                                               ==========     ==========     =========




Note 12. Subsequent event

         On July 3, 1999, the Company's subsidiary, acquired all the common stock of a company with operations similar to the Company's subsidiary and located in Bangalore, India. The purchase price of the Company's common stock is immaterial to the consolidated financial statements. During the year ended June 30, 1999, in anticipation of this acquisition, the Company's subsidiary provided working capital to the India operation totaling $33,000.

                        CAPRI CORPORATION AND SUBSIDIARY
                           Consolidated Balance Sheet
                               September 30, 1999
                                   (Unaudited)



ASSETS

Current assets:
  Cash and cash equivalents                                    $ 1,528,750
  Accounts receivable, net                                       1,980,775
  Other current assets                                              35,345
                                                               -----------

    Total current assets                                         3,544,870

Unamortized software costs                                         681,788
Fixed assets, net                                                  359,509
Other assets                                                        65,000
                                                               -----------

    Total assets                                               $ 4,651,167
                                                               ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Current Liabilities:
    Accounts payable and accrued expenses                      $   340,386
    Deferred sales                                                  87,219
    Accrued and deferred income taxes                              343,207
                                                               -----------

      Total current liabilities                                    770,812

  Non-current liabilities:
    Accrued and deferred income taxes                              274,987
                                                               -----------

      Total liabilities                                          1,045,799
                                                               -----------

Stockholders' equity:
  Common stock                                                     122,853
  Additional paid in capital                                     1,197,538
  Retained earnings                                              2,342,066
  Accumulated other comprehensive income:
    Foreign currency translation adjustments                       (57,089)
                                                               -----------

      Total stockholders' equity                                 3,605,368
                                                               -----------

      Total liabilities and
          stockholders' equity                                 $ 4,651,167
                                                               ===========

                        CAPRI CORPORATION AND SUBSIDIARY
                      Consolidated Statements of Operations
             For the Three Months Ended September 30, 1999 and 1998
                                   (Unaudited)





                                                     1999              1998
                                                  ----------        ----------
REVENUE:
  Software sales                                  $  382,123        $  786,839
  Software maintenance                               370,819           293,273
  Other                                              378,853           240,250
                                                  ----------        ----------

    Total revenues                                 1,131,795         1,320,362

COST OF REVENUES                                     437,551           374,621
                                                  ----------        ----------

      Gross profit                                   694,244           945,741

OTHER OPERATING COST:
  Research and development                            87,626            85,000
  Selling and marketing                              218,353           135,673
  General and administrative                         319,489           272,907
                                                  ----------        ----------

      Operating income                                68,776           452,161
                                                  ----------        ----------

OTHER INCOME (EXPENSE):
  Interest income                                     20,751            18,063
  Other income/expense                                   (38)             (213)
                                                  ----------        ----------

      Total income (expense)                          20,713            17,850
                                                  ----------        ----------

      Net income before income taxes                  89,489           470,011

INCOME TAX EXPENSE                                    17,000           180,000
                                                  ----------        ----------

      Net income                                  $   72,489        $  290,011
                                                  ==========        ==========



Earnings per share:
  Basic                                           $     0.01        $     0.02
                                                  ==========        ==========

  Diluted                                         $     0.01        $     0.02
                                                  ==========        ==========

                        CAPRI CORPORATION AND SUBSIDIARY
                 Consolidated Statements of Stockholders' Equity
             For the Three Months Ended September 30, 1999 and 1998
                                   (Unaudited)


                                                                                                                          Foreign
                                                                                   Additional                             currency
                                                                   Common            paid-in           Retained         translation
                                                 Total             stock             capital           earnings         adjustments
                                              -----------        ----------        ----------        -----------        -----------

Balance, June 30, 1999                        $ 3,521,204        $  122,853        $1,197,538        $ 2,269,577        $   (68,764)

Comprehensive income:
  Net income                                       72,489                 -                 -             72,489                  -

  Other comprehensive income:
    Foreign currency translation adjustment        11,675                 -                 -                  -             11,675
                                              -----------        ----------        ----------        -----------        -----------

      Total comprehensive income                   84,164                 -                 -             72,489             11,675
                                              -----------        ----------        ----------        -----------        -----------

Balance, September 30, 1999                   $ 3,605,368        $  122,853        $1,197,538        $ 2,342,066        $   (57,089)
                                              ===========        ==========        ==========        ===========        ===========



Balance, June 30, 1998                        $ 2,693,314        $  122,753        $1,197,238        $ 1,425,376        $   (52,053)

Comprehensive income:
  Net income                                      290,011                 -                 -            290,011                  -

  Other comprehensive income:
    Foreign currency translation adjustment        30,962                 -                 -                  -             30,962
                                              -----------        ----------        ----------        -----------        -----------

      Total comprehensive income                  320,973                 -                 -            290,011             30,962
                                              -----------        ----------        ----------        -----------        -----------

Balance, September 30, 1998                   $ 3,014,287        $  122,753        $1,197,238        $ 1,715,387        $   (21,091)
                                              ===========        ==========        ==========        ===========        ===========

                        CAPRI CORPORATION AND SUBSIDIARY
                      Consolidated Statements of Cash Flows
               For Three Months Ended September 30, 1999 and 1998
                                   (Unaudited)


                                                                1999               1998
                                                            -----------        -----------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                $    72,489        $   290,011
                                                            -----------        -----------

  Adjustments to reconcile net income to cash
   provided by (used in) operating activities:
    Depreciation and amortization                                49,438             47,145
    Provision for bad debt                                        6,000              6,000
    Foreign currency translation
      adjustment                                                 11,675             30,962
    (Increase) decrease in:
      Accounts receivables                                       96,733             75,402
      Unamortized software
        development costs                                       (75,000)           (70,000)
      Other current assets                                       (2,056)           (23,071)
    Increase (decrease) in:
      Accounts payable and accrued expenses                    (114,644)           150,308
      Deferred sales                                           (116,781)          (229,056)
      Accrued and deferred income
        taxes payable                                           (98,000)           181,792
                                                            -----------        -----------

      Total adjustments                                        (242,635)           169,482
                                                            -----------        -----------

      Net cash provided by
        (used in) operating activities                         (170,146)           459,493
                                                            -----------        -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets                                      (70,732)           (30,430)
                                                            -----------        -----------

      Net cash used in investing activities                     (70,732)           (30,430)
                                                            -----------        -----------

      Net increase (decrease) in cash
         and cash equivalents                                  (240,878)           429,063

CASH AND CASH EQUIVALENTS:
  Beginning of period                                         1,769,628          1,225,667
                                                            -----------        -----------

  End of period                                             $ 1,528,750        $ 1,654,730
                                                            ===========        ===========

                                    PART III

                                INDEX TO EXHIBITS

         EXHIBIT NO.                        DESCRIPTION
         -----------                        -----------

             2.1              Articles of Incorporation of Capri Corp.*
             2.2              Bylaws of Capri Corp.*
             3.1              Specimen Certificate for Common Stock.*
             6.1              Stock Option Plan of Capri Corp.*
             6.2              Mehul J. Dave Employment Agreement*
             6.3              P. Balasubramanian Employment Agreement*
             6.4              David L. Harris Employment Agreement*
            10.1              Consent of Klesman, Halper & Co., P.C.
            27.1              Financial Data Schedule

-------------------

      *  To be filed by amendment.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CAPRI CORP.
                                       (Registrant)



Date: December 13, 1999                By: /s/ Mehul J. Dave
                                           ------------------------------------
                                           Mehul J. Dave
                                           Chairman of the Board, President
                                           and Chief Executive Officer